Exhibit (a)(2)

October 12, 2006

Dear Fellow Stockholders,

As you know, on September 29, 2006, Pilgrim’s Pride Corporation commenced an unsolicited cash offer for all the outstanding shares of Gold Kist at $20.00 per common share, subject to numerous conditions.

You should understand that your Board of Directors takes its fiduciary duty to act in the best interests of Gold Kist and its stockholders very seriously and is committed to enhancing stockholder value. After careful consideration, including a thorough review of the offer with independent financial and legal advisors, your Board of Directors unanimously determined that the Pilgrim’s offer is inadequate and not in the best interests of Gold Kist stockholders.

Your Board of Directors unanimously recommends that you reject the Pilgrim’s Pride offer and not tender your shares.

The factors relied upon by the Gold Kist Board in making its recommendation include the following:

•	Pilgrim’s offer does not fully reflect the stand-alone value of Gold Kist, including its strong market position and its future growth prospects, and was made at a time when Gold Kist’s stock price was temporarily depressed following a recent cyclical downturn in the industry;

•	The offer values Gold Kist stock at a price generally below recent trading levels;

•	The Board of Directors believes that market conditions will continue to improve;

•	The offer is subject to numerous conditions, which results in significant uncertainty that the offer will be consummated. These conditions include:

•	the election of Pilgrim’s nominees to Gold Kist’s Board of Directors, which we believe is a violation of the federal antitrust laws;
•	Pilgrim’s borrowing adequate funds to consummate the offer;
•	a minimum number of shares having been tendered in the offer;
•	Gold Kist’s Board of Directors taking action to revoke Gold Kist’s stockholder rights plan;
•	Gold Kist’s Board of Directors taking action to approve the offer for purposes of Section 203 of the Delaware General Corporation Law;
•	no material adverse change in Gold Kist’s business or other unusual events;
•	the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976; and
•	no pending litigation challenging the offer;

•	The Board of Directors believes the Company’s strategic plan will yield greater stockholder value than the Offer and that the current management and Board structure of Gold Kist are built upon sound corporate governance principles. The Board believes current management and the Board are uniquely situated to execute the Company’s long-term plan and deliver maximum value to Gold Kist stockholders;

•	The election of Pilgrim’s nominees to the Board, upon which the offer is conditioned, would violate Section 8 of the Clayton Act, which prohibits officers and directors of companies of a certain size from sitting on the board of directors of a competitor; and

•	The Board is committed to continuing to explore alternatives to maximize stockholder value and has formed a special committee to explore strategic plans and potential alternatives to maximize value.

A complete discussion of these and the other significant factors contributing to the Board of Directors’ recommendation are described in the enclosed Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to the Board of Directors’ recommendation.

Gold Kist has filed a lawsuit in federal court seeking to enjoin Pilgrim’s from proceeding with its unlawful solicitation of Gold Kist stockholders to add its own officers to the Board of Directors of Gold Kist. The lawsuit alleges that Pilgrim’s attempt to add nine of its own officers to the Board of Directors of Gold Kist would, if successful, violate Section 8 of the Clayton Act. The lawsuit seeks a preliminary and permanent injunction from Pilgrim’s efforts to elect its nominees in violation of the Clayton Act. The lawsuit also alleges violations of the Securities and Exchange Commission’s proxy and tender offer rules by Pilgrim’s for failing to disclose to our stockholders that the election of the Pilgrim’s nominees would violate the Clayton Act. The complaint has been filed as an exhibit to the Company’s Schedule 14D-9.

We greatly appreciate your continued support and encouragement.

Sincerely,

John Bekkers	A.D. Frazier, Jr.
President and Chief Executive Officer	Chairman of the Board